U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB
                                Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              SECURE NETWERKS, INC.
-------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)




              Delaware                                            20-4910418
   -------------------------------                           -------------------
   (State or other Jurisdiction of                             (I.R.S. Employer
    Incorporation or Organization)                           Identification No.)



10757 So. River Front Pkwy Suite 125, South Jordan, Utah                 84095
--------------------------------------------------------              ----------
         (Address of Principal Executive Offices)                     (Zip Code)


                                 (801) 816-2570
              (Registrant's Telephone Number, Including Area Code)




        Securities to be registered pursuant to Section 12(b) of the Act:


    Title of Each Class                           Name of Each Exchange on Which
    To Be So Registered                           Each Class is to be Registered
    -------------------                           ------------------------------
    Not Applicable.                               Not Applicable.




        Securities to be registered pursuant to Section 12(g) of the Act:


                                  Common Stock
                                ----------------
                                (Title of Class)







   This registration statement is being filed with the Securities and Exchange Commission to cause the registrant to become a reporting issuer under the
                        Securities Exchange Act of 1934.

                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS


CORPORATE ORGANIZATION

     Secure Networks, Inc. was initially formed in the state of Utah on February 4, 2004, and was subsequently reincorporated in Delaware on February 14, 2006 as Secure Netwerks, Inc. Secure Netwerks is a wholly-owned subsidiary of SportsNuts. Inc., a Delaware corporation traded on the OTC Electronic Bulletin Board that files reports with the Securities and Exchange Commission under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934.

     SportsNuts is a provider of integrated sports event registration systems and team and league management software that can be accessed and modified via the internet. SportsNuts formed Secure Netwerks in an attempt to commercialize some of the excess capacity within its internal and external technology personnel. In addition to supplying the computer hardware needs of SportsNuts, Secure Netwerks has since provided its hardware sales and services to organizations in a variety of industries.


THE BUSINESS OF SECURE NETWERKS

     OVERVIEW

     Secure Netwerks is a computer and technology hardware reseller to businesses and other organizations. Most of our clients are small and medium sized organizations, although we do attempt to market our products and services to larger organizations. We also outsource technology-related services to provide a full solution basket of technology products and services including hardware, software, network development and services. Our clients consist of some retail purchasers and small to medium-sized organizations, operating mostly in North America, but do have occasional clients in Europe. Our website is located at www.securenetwerks .com.

     Every company is different, and we treat every company differently depending on their needs assessment. Our assessment of client technology needs does not just involve building technology systems. We focus on the business strategies of our clients. The highlights of Secure Netwerks's approach include a phase, often around eight weeks, entitled Technology Discovery Session (TDS), that identifies the data, technical, business and functional requirements, creates a conceptual design of the overall solution, develops a visual prototype of the application, and delivers a solution roadmap for implementation.

     We first focus on collecting current hardware, software and procedures, business processes, personnel requirements and any other additional information that is deemed necessary. We then document the collected information to the extent required to adequately define the desired result. Subsequently, we focus on developing the future hardware, software and procedures to support the technology drivers for the organization. As part of this approach, we identify gaps between the client's technology and their desired technology. We identify improvement / effectiveness measures that will assist the organization in achieving its current and future vision.

     Many client organizations not only need the information technology products that we sell, but they need some of the services our partner provides. Synerteck, Inc., is our partner that provides these services including installation, network design, website development, website hosting, and telephony

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


networking. We do not have a written agreement with Synerteck, Inc., but continue to work together on projects.

     OUR APPROACH

     SALES AND MARKETING. We focus our sales and marketing efforts primarily in the intermountain west region including Utah, Montana, Wyoming, Idaho, Nevada, New Mexico, and Colorado. Our direct sales and support personnel provide new account creation and management, enhanced communications and long-term relationship-building with our existing and potential customers. Given the current need of businesses and other organizations in the western United States for information technology hardware and related services, we do not anticipate expanding our sales and marketing to other regions of the United States in the near future.

     Each of our salesperson's compensation is commission-based. Sales leads are derived from individual business contacts and customer referrals from strategic partners, as well as available industry research and reports. We do not have any written or oral agreements with strategic partners to provide referrals. Most of our referrals from strategic partners have come from our service partner, Synerteck Incorporated. When Synerteck's clients need computer hardware or software, they refer the business to Secure Netwerks.

     We also secure leads via subscription to a lead referral program. We receive a list of potential customers, and our sales force calls each lead to offer information technology products. Our lead referral program we use is Amerilist located at 978 Route 45, Suite L2, Pomona, NY 10970. We have received approximately 40% to 50% of our clients from this program.

     Our sales efforts are intended to focus on the business drivers of our clients' technology initiatives and needs. We utilize our experienced sales personnel as well as outside consultants as part of our team approach to sales. These outside consultants include the staff of Synerteck Incorporated and various independent technology technicians. We use outside consultants for approximately one-half of our clients. Our sales personnel participate in training programs designed by our suppliers to provide new information about new and upgraded products. These training programs also assist our sales personnel on the latest industry innovations and sales techniques.

     PRODUCTS AND OUTSOURCED SERVICES

     We bring value to our clients that purchase computer equipment by introducing them to our strategic partners, including technology service providers, equipment leasing providers and programmers in the information technology industry. Our relationships with these strategic partners allow us to offer a comprehensive and cost-effective technology solution to almost any organization. Through Secure Netwerks and its partners, our clients can access the following range of hardware sales and services:

     o TECHNOLOGY HARDWARE SALES. We are a valued-added reseller of the following computer and computer-related products:

          o HARDWARE: Intel-based servers, personal computers and laptops supporting Windows, Macintosh, Unix, Linux, and Novell operating systems.

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

          o PERIPHERALS: Printers, monitors, personal digital assistants, handheld scanners, and other computer equipment related to the operation of computers, servers, laptops, photocopiers, scanners, projectors, audio-visual systems, routers, firewalls, OEM computer equipment, security and conference cameras and security systems

          o SOFTWARE: Microsoft Windows and Apple Macintosh retail boxed products that relate to the operation of computer, servers, and laptops. Those software products include the operating system sold separately as well as with the original hardware.


     All of the products sold by Secure Netwerks are manufactured by others. We have not experienced any difficulties in obtaining requested hardware or software from the manufacturers, and consequently do not anticipate any difficulties in obtaining such hardware or software for future sales contracts. We are a value-added reseller because we bring value to each sale by analyzing the needs of each client and educating the client on the features and benefits of each of the products we sell.

     o TELECOMMUNICATION SYSTEMS SERVICES AND INTEGRATION. We have seen an increase in the number of our clients needing communications devices that interact with networks and e-mail servers. We provide a service that includes mobile phone and wireless device support. In addition, we can also provide voice-over internet protocol access for our clients that want to enhance the use of their network services and minimize their long distance telephone charges. Voice-over internet allows customers to take their phone numbers and voicemail wherever they go, and place and transfer calls between branch offices with cost effective long distance charges. Calls can be routed through the Internet connection to each office. We offer many types of telephones and telephone systems including wireless, standard desktop phones, and computer based software phones.

     o OUTSOURCED EQUIPMENT LEASING. Power4Financial LLC, our strategic partner, provides outsourced leasing services for our clients that want to purchase hardware from us using lease financing. We typically charge our clients between 1% and 2% of the total lease value for this service. We do not have an agreement with Power4Financial, but plan to continue to use their equipment leasing services for our clients.

     o APPLICATION PROGRAMMING. Depending upon the budget, timetable, and business rules that govern a project, we partner with local and offshore programmers to build customized enterprise applications. Customized enterprise applications are necessary because our clients have different business needs. For example, a university has different needs from a newspaper company. These programmers customize products for the specific needs of each business. Our programming partners are proficient in MySQLTM, OracleTM, and SequelTM database applications, as well as PHPTM, JAVATM, and MicrosoftTM .NET web application programming languages.

     o OUTSOURCED TECHNOLOGY SERVICE. Synerteck Incorporated, a Utah based service provider, provides service solutions to our clients. We have a close working relationship with Synerteck. Synerteck has experience providing desktop support, network and hardware maintenance, as well as building complex local area and wide area network configurations for small and large businesses.

     PRINCIPAL SUPPLIERS


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

     Our principal product suppliers are:

     Ingram Micro, Inc.
     Wintec Industries, Inc.
     Tech Data Corporation
     Synnex Corporation
     Tessco Technologies Incorporated

     We work hard to foster close relationships with these vendors and maintain a high level of accreditation for the benefit of our customers. These Principal Suppliers sell their products to us at a wholesale price, and we sell to our clients at a retail price. We are quoted specific prices either by telephone or by the use of the websites of these principal suppliers. Prices vary as they are quoted to us, and are not set. There are no price discount indicators. We search each supplier for the best price. Our agreements with these principal suppliers give us terms and conditions for our payment obligations for the computer hardware and software we resell to our customers. We must pay the principal amount we owe each supplier within 30 days of the invoice from the supplier. In the even that we do not pay the invoice within the 30 day time period, our suppliers charge between 8% and 12% per annum for late payments.


     RESEARCH AND DEVELOPMENT

         We attempt to stay abreast of changes in the information technology industry and also attempt to increase the level of product knowledge of our current staff. During the calendar year 2005, our three full-time employees, two part-time employees, and other project-based contract personnel received approximately 100 hours of training. Other research and development activities include the use of instructional collateral materials. We estimate that we have spent approximately 200 hours in each of our two prior fiscal years on research and development activities. None of the expenses associated with these activities has been borne directly by our customers.

GOVERNMENT REGULATION

     The business of Secure Netwerks is not currently subject to substantial federal, state, or local government regulation. We are not subject to any significant environmental laws or regulations, and do not anticipate excessive levels of U.S. federal or state government regulation of our business. Secure Netwerks is subject to standard taxation rates for sales, income, and other activities in the United States and does not pay taxes overseas.

COMPETITION

     There are thousands of resellers of technology hardware and software with similar products and service offerings as Secure Netwerks. Because our business is small and our resources are relatively limited, we do not focus our business development activities on larger organizations due to the longer sales cycle involved. Although we do not focus on larger organizations, we sell to any size of organization. We believe that many larger organizations already have deeply discounted hardware suppliers.

There are several different kinds of computer retailers within the industry including:

          o COMPUTER DEALERS: We believe computer dealers often focus on a few main brands of hardware, usually offering only a minimum supply of software, and variable

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               amounts of service and  support.  We have found that their prices are usually  higher  than the larger  stores and we are unable to
               substantiate   whether  or  not  their  service  and  support  is
               effective, although we believe that we are very competitive with our service and support;

          o ONLINE RETAILERS: Online retailers market computer-related products for very low prices. Some of our competitors in this category include Ebay, Buy.com and Amazon.com. We believe that although the prices are low for products purchased from online retailers, service and support is limited.

          o Larger hardware resellers: Larger hardware resellers that market to organizational customers are able to offer very low prices in bulk. We believe that larger hardware resellers focus their sales efforts on large companies and not on our market focus of small and medium-sized businesses.

          o    Retail  stores  and  computer  superstores:   Retail  stores  and
               computer superstores typically offer good walk-in service, with aggressive pricing, and minimal support; and

          o Mail order: Mail order companies offer aggressive pricing. It is our opinion that, for the purely price-driven buyer, who buys products and expects no service, mail order and retail providers of basic computer hardware provide good options for the customer.

     We believe that we are different from our competitors because we are focused on providing solutions for small and medium-sized businesses that need diverse products, service and support. We advise our clients on what products they need to attain their goals for their businesses. Many of our competitors also focus on small and medium-sized businesses. We believe that we are competitive with other computer resellers because of our service and support we provide.

     Many of our current and potential competitors have longer operating histories and other resources substantially more valuable than ours. As a result, our competitors may be able to adapt more quickly to changing customer needs. Our competitors may attempt to increase their presence in the market by forming strategic alliances with other competitors, offering better service to our customers or by giving better prices then we are able to provide. In order to compete with increasing competition, we may experience a decrease in our profit margin from sales. We believe that new competitors will be able to enter without much difficulty due to the low barriers to entry into this type of business. There can be no assurance that we will be able to compete with our competitors in the future.

RISK FACTORS

     OPERATING RISKS

     OUR INDEPENDENT AUDITORS HAVE EXPRESSED UNCERTAINTY ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY DISSUADE OTHERS FROM DOING BUSINESS WITH US. Our independent auditors have raised substantial doubt about our ability to continue as a going concern. Because other organizations that seek to do business with Secure Netwerks often request a copy of our audit report, their perception of our company may be negatively influenced. For example, we may not be able to obtain invoice payment terms and price discounts from equipment manufacturers because we may be viewed as a credit risk, which could lead to a loss of sales opportunities if we do not have sufficient cash flow to pay for our inventory upon receipt or cannot make a profit on the sale of such equipment without such

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

discounts. To date, no manufacturers have discontinued their discount programs with us, but we cannot assure you that such manufacturers will continue to provide us discounts in the future.

     WE RISK LOSING SOME OF OUR KEY PERSONNEL BECAUSE OF OUR FLUCTUATING REVENUES AND CASH FLOWS . Secure Netwerks' success depends, in large part, upon the talents and skills of its management and key personnel , principally Chene Gardner, our Chief Executive Officer, and Ryan Gloshen and Joseph Bish, our principal salespersons. Our sales force is paid variable amounts based largely upon sales receipts, and therefore their incomes can fluctuate substantially from month to month.. To the extent that any of our key personnel are unable or refuse to continue their association with Secure Netwerks, a suitable replacement would have to be found. We do not have employment agreements with any of our personnel and therefore we do not have restrictions on the ability of former employees to compete with us. Further, we do not have key man life insurance on any person in our company and could not therefore be compensated for the loss of any individual due to death or disability. We cannot assure you that we would be able to find suitable replacements for our existing management personnel or technical personnel or that we could retain such replacements for an affordable amount.

     OUR CHIEF EXECUTIVE DOES NOT WORK EXCLUSIVELY FOR SECURE NETWERKS AND MAY FACE TIME CONFLICTS WHICH COULD COMPROMISE HIS AVAILABILITY TO MANAGE OUR COMPANY. Chene Gardner, our Chief Executive Officer, is also the controller for SportsNuts, Inc. the Chief Financial Officer for Cancer Therapeutics, Inc., and the Chief Executive Officer for Global Network, Inc. His role in these organizations puts substantial constraints on his time which may detract from his ability to manage the business of Secure Netwerks effectively. We cannot assure you that Mr. Gardner will be able to avoid scheduling and time conflicts in the future, which may impair his performance as our Chief Executive Officer.

     OUR BUSINESS IS INHERENTLY RISKY BECAUSE OF FLUCTUATIONS IN CASH RECEIPTS FROM OUR CUSTOMERS. The information technology hardware business is inherently risky. Gross profit margins for basic computer hardware are generally small and therefore we seek to sell more sophisticated and customized equipment which generally requires deep relationships with larger organizations. These larger organizations are themselves customarily subject to budget constraints regarding capital equipment purchases which can cause our cash receipts to fluctuate depending on the budget cycle for a particular institutional customer. If our sales and outsourced services do not generate enough cash flow to meet our operating expenses (such as debt service, capital expenditures, and legal and accounting fees), our ability to develop and expand our business and become profitable will be adversely affected.

     WE RISK LOSING BUSINESS DUE TO IN-HOUSE TECHNOLOGY PERSONNEL. We have found an increasing tendency of medium sized businesses to rely on internal personnel to service and maintain computer networks, even if such personnel are not properly trained to perform the tasks required. Because these persons may not be adequately trained, they may not be aware of the needs of their businesses to acquire updated equipment. In addition, even though these persons remain the point of contact for our sales personnel, they are typically unable to make purchasing decisions regarding computer equipment without securing permission from management or another department who may be

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

resistant to such purchases without having interface with a trained sales representative. Finally, internal technology personnel can also themselves be resistant to bids for service projects because they may feel threatened by specialized outside service technicians who are generally more skilled and may detect errors in the manner in which systems and networks have been managed by in-house personnel in the past. If the trend of relying on internal technology personnel continues, we may not be able to secure agreements with medium-sized organizations or may be forced to dramatically change our sales techniques which has no guarantee of success.

     OUR BUSINESS COULD BE ADVERSELY AFFECTED FROM CHEAPER OUTSOURCED SERVICES PROVIDED OVERSEAS. We are facing increasing competition from outsourced lower overhead firms in India, Russia, and other rapidly developing technology sectors around the world. These firms also have access to low-cost personnel who are fluent in English and are proficient in software languages, which enable them to bid for service projects at a substantially reduced rate from what we are able to provide. Although there are certain configuration, testing and setup services which are difficult to provide remotely, we cannot assure you that such firms will not be able to provide such services in the future and that our revenues will not be adversely affected.

     WE WILL REQUIRE ADDITIONAL FINANCING FOR EXPANSION AND OTHER FUNCTIONS WHICH MIGHT ONLY BE PROCURED ON DISADVANTAGEOUS TERMS. We will likely require substantial additional capital in the future for expansion, business development, marketing, computer software and systems, overhead, administrative, and other expenses such as additional payroll and employee training. We expect that we will require approximately $250,000 to $500,000 before the end of 2007. We cannot assure you that we will be able to raise additional funds or that financing will be available to Secure Netwerks on acceptable terms. Lack of additional funds could negatively affect our business, particularly if we do not possess sufficient cash or are not provided credit facilities to purchase equipment in connection with a large customer order.


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

     YOU COULD BE ADVERSELY IMPACTED FROM ANY ADDITIONAL FINANCING WE RECEIVE DUE TO DILUTION OR RESTRICTIVE COVENANTS. Your investment in Secure Netwerks could be negatively affected because of certain factors which may accompany any financing. For example, we may issue our equity securities or securities convertible into our equity at an effective price which causes substantial dilution to your ownership in Secure Netwerks. Any such financing may also contain provisions which may restrict our ability to consummate certain transactions such as a pledge or sale of our assets, an extension of credit, or borrowings, all of which may impair the operation of our business.

     WE COMPETE WITH SUBSTANTIALLY LARGER COMPANIES THAT MAY BE BETTER POSITIONED TO WIN LARGER AND MORE PROFITABLE CONTRACTS. In attempting to market our services to medium and larger organizations, we compete with substantially larger companies which have greater name recognition and financial resources to price their services and, in particular, computer products which are purchased through them. Accordingly, we may not be able to effectively compete for larger outsourcing and purchasing contracts unless and until we possess additional financial, marketing, and technical resources.

     WE MAY LOSE OUR STATUS AS AN AUTHORIZED RESELLER WHICH COULD PREVENT US FROM SELLING CERTAIN COMPUTER EQUIPMENT. Secure Netwerks success and its outsourced service contracts are substantially dependent upon our ability to deliver our clients high quality products which requires that we continue as an authorized reseller for manufacturers. These manufacturers typically have various conditions which must be met in order to retain such reseller authorization, such as product proficiency certifications, licenses, and volume purchases. Because computer equipment and related software is constantly being modified and upgraded, we may lose our status as an authorized reseller because we have not provided sufficient ongoing training to our employees. Furthermore, we could also lose such status because we lack the financial capacity to secure large volume orders. Where we purchase equipment from a wholesale reseller instead of the manufacturer, we do not control whether or not our suppliers continue to sell us such wholesale products. Any substantial interruption in our ability to supply discounted products to our clients would have a material adverse effect on our business, operating results, and financial condition.

     INVESTMENT RISKS

     A PURCHASE OF SECURE NETWERKS SHARES IS A SPECULATIVE INVESTMENT BECAUSE WE HAVE A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES. Secure Netwerks' shares are a speculative investment. To date, Secure Netwerks has generated net losses and we cannot guarantee that we will ever generate a profit in the future. As of June 30, 2006, Secure Netwerks has an accumulated deficit of $132,578. Secure Netwerks is not guaranteed to continue to make sales of computer products or related outsourced services. If Secure Netwerks continues to generate losses and we are unsuccessful at decreasing Secure Netwerks' operating costs or raising investment capital, it is unlikely that Secure Netwerks would be able to meet its financial obligations and you could lose your entire investment.

     THERE HAS NEVER BEEN A PUBLIC MARKET FOR OUR SHARES AND YOU MAY THEREFORE NEVER BE ABLE TO SELL YOUR SHARES IN THE PUBLIC MARKET. Prior to this registration statement, there has been no public market for the common stock of Secure Netwerks. If a public market for the common stock does develop at a future time, sales of shares by shareholders of substantial amounts of common stock of Secure Netwerks in the public market could adversely affect the prevailing market price and could impair our future ability to raise capital through the sale of our equity securities.

     EVEN IF THE SHARES OF SECURE NETWERKS ARE QUOTED ON A TRADING MEDIUM, YOU MAY LACK LIQUIDITY IN YOUR SHARES. Because in the future, our stock may trade on the over-the-counter bulletin board, our stockholders may have greater difficulty in selling their shares when they want and for the


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

price they want. The over-the-counter bulletin board is separate and distinct from the Nasdaq stock market. The bulletin board does not operate under the same rules and standards as the Nasdaq stock market, including, for example, order handling rules. The absence of these rules and standards may make it more difficult for a stockholder to obtain execution of an order to trade and to obtain the price they wanted for a trade. This means our shareholders may not be able to sell their shares when they want for a price they want. In addition, because stocks traded on the bulletin board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts, our stockholders may have greater difficulty in selling their shares when they want and for the price they want. Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the over-the-counter bulletin board rather than on Nasdaq. Investors' orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with Nasdaq-listed securities. Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution. Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for Nasdaq-listed securities. Further, a registered broker-dealer must submit an application to the National Association of Securities Dealers to enable our stock to be listed on the bulletin board. Because the National Association of Securities Dealers will conduct their own review of Secure Netwerks and its business, we cannot assure you that we will be successful in getting Secure Netwerks listed on the bulletin board or any other quotation medium.

     WE HAVE NEVER ISSUED A DIVIDEND AND YOU MAY NEVER RECEIVE A DIVIDEND IN THE FUTURE AND MUST RELY SOLELY ON A POSSIBLE INCREASE IN THE VALUE OF YOUR SHARES TO ACHIEVE ANY RETURN ON YOUR INVESTMENT IN LIEU OF DIVIDEND INCOME. Secure Netwerks has never issued a dividend and we do not anticipate paying dividends on our common stock in the foreseeable future. Consequently, you should not rely on an investment in Secure Netwerks if you require dividend income. Any return on your investment in Secure Netwerks will come from the potential appreciation in the value of your shares, which is inherently uncertain and unpredictable. Furthermore, we may also be restricted from paying dividends in the future pursuant to subsequent financing arrangements or pursuant to Delaware law.

     BECAUSE OUR LIABILITY IS LIMITED, NEITHER YOU NOR SECURE NETWERKS MAY BE ABLE TO HOLD MANAGEMENT LIABLE FOR CERTAIN BREACHES OF DUTY. Secure Netwerks has adopted provisions in its Certificate of Incorporation which limit the liability of our officers and directors and provisions in our bylaws which provide for indemnification by Secure Netwerks of our officers and directors to the fullest extent permitted by Delaware corporate law. Secure Netwerks' Certificate of Incorporation generally provide that its directors shall have no personal liability to Secure Netwerks or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit your ability to hold directors liable for breaches of fiduciary duty.

     YOU COULD BE DILUTED FROM THE ISSUANCE OF ADDITIONAL COMMON AND PREFERRED STOCK. Presently, Secure Netwerks has 500,000 shares of common stock outstanding and no shares of preferred stock outstanding. Secure Netwerks is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. To the extent of such authorization, the Secure Netwerks board of directors will have the ability, without seeking shareholder approval, to issue additional shares of common stock in the future for such consideration as the board may consider sufficient. The issuance of additional common stock in the future may reduce your proportionate ownership and voting power.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     You  should  read  the  following  discussion  of the  company's  financial condition and results of operations in conjunction with the audited financial statements and related notes included in this registration statement. This discussion may contain forward-looking statements, including, without limitation, statements regarding our expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. Actual results could differ materially from those projected in the forward looking statements. You should carefully consider the information set forth above under Item 1 of this Part I under the caption "Risk Factors" in addition to the other information set forth in this registration statement. We caution you that Secure Netwerks' business and financial performance is subject to substantial risks and uncertainties.


OVERVIEW

     Secure Netwerks is a reseller of technology-related hardware and software, including laptops, desktops, networking devices, telecommunication systems and networks, servers and software. We also provide our clients with some outsourced services necessary to install, educate, run and operate the hardware that we sell our clients. Our clients consist of small to large organizations. Currently, we sell hardware and outsourced services to an average of 7 clients each month and 39% of our clients have purchased product more than one time over the course of the past calendar year. You can learn more about our business at our website located at www.securenetwerks.com.

RESULTS OF OPERATIONS

     Following is our discussion of the relevant items affecting results of operations for the years ended December 31, 2005 and 2004 and the six months ended June 30, 2006 and 2005. The financial statements for the six months ended June 30, 2006 and 2005 have not been audited.

     REVENUES. Our products and services are broken down into two categories for revenue recognition purposes - (i) off-the-shelf hardware/software product sales, and (ii) outsourced information technology services. Our revenue recognition policy for these categories is as follows:

     Revenue is recognized upon completion of services or delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Advance customer payments are recorded as deferred revenue until such time as they are recognized.

     Product sales are solely derived from the resale of off-the-shelf hardware and software packages. Product sales are not warranted by Secure Netwerks and may be subject only to warranties that may be provided by the product manufacturer. Therefore, product warranties have no effect on the financial statements. We have no sales arrangements encompassing multiple deliverables.

     Secure  Netwerks  generated  net  revenues of  $475,444  for the year ended
December 31, 2005, representing a 9% increase compared to $437,219 in net revenues during the year ended December 31, 2004. For the six months ended June 30, 2006, net revenues were $226,132 compared to $220,072 for the six months ended June 30, 2005. These increases are due to increased marketing and expansion of the customer base. During 2005 and 2004, we received $427,827 and $325,664, respectively, in gross revenues from software and hardware product resales and equipment leasing, and $47,617 and $111,555, respectively, in gross revenues from information technology and other miscellaneous services.

     Our business model and objective is to receive recurring revenue from established clients. In addition, we procure and resell hardware and software packages to our clients as well as single transaction customers. Sales of software and hardware products are inherently unpredictable, but we anticipate that revenues from this activity will become more consistent as we grow our client base. Over the past twelve months, we have provided hardware sales, outsourced networking, programming, website design and hosting services for 33 clients on a continuous basis and approximately 51 clients for one-time projects.

     COST OF SALES. Expenses which comprise cost of sales are the wholesale cost of hardware, software, any accompanying licenses, product sales commissions, and commissions paid in connection with information technology consulting contracts. Also included in cost of sales are personnel and materials costs to administer these information technology services. As more organizations utilize our technology services, future expenses included in cost of goods sold will increase as well as potential fee sharing expenses to organizations that assist us in providing these services.

     Cost of sales for the year ended December 31, 2005 was $375,585, a 3% decrease from $387,365 during the year ended December 31, 2004. For the six months ended June 30, 2006, cost of sales were $205,799 compared to $166,622 for the six months ended June 30, 2005. The decrease in the fiscal year 2005 is mainly the result of discounts received through increased business with certain suppliers and efforts to find the best possible pricing for hardware and software purchases. The cost of sales will fluctuate in the future depending on the sales mix. As the company provides more services, cost of sales will decrease as the margins on services is much better than margins on hardware sales.

     SALARIES AND CONSULTING EXPENSES. Salaries and consulting expenses consist of salaries and benefits, company paid payroll taxes and outside consulting expenses. Salaries and consulting expenses for the year ended December 31, 2005 were $35,156, an 18% decrease from $43,087 during the year ended December 31, 2004. For the six months ended June 30, 2006, salaries and consulting expenses were $18,783 compared to $14,725 for the six months ended June 30, 2005. The decrease in the fiscal year 2005 is mainly the result of consulting expenses incurred during the startup of the Company in 2004 which were not incurred in 2005. Salaries and consulting expenses could increase if the Company hires additional personnel.

     PROFESSIONAL FEES. Professional fees for the year ended December 31, 2005 were $6,027 compared to $6,000 during the year ended December 31, 2004. For the six months ended June 30, 2006, professional fees were $11,480 compared to $3,000 for the six months ended June 30, 2005. The Company anticipates that professional fees will increase as a result of the spin-off of from the parent company, SportsNuts, Inc. Additional legal and accounting fees will be incurred during this transaction period.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses have been comprised of advertising; bad debts; occupancy and office expenses; equipment leases; travel and other miscellaneous administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2005 were $58,774, a 3% decrease from $60,322 during the year ended December 31, 2004. For the six months ended June 30, 2006, selling, general and administrative expenses were $26,556 compared to $18,513 for the six months ended June 30, 2005. We did not anticipate a major change in these expenses, however, we endeavor to decrease certain costs associated with rent and occupancy-related expense. For the years ended December 31, 2005 and 2004, bad debts expense was $17,555 and $6,217, respectively. The Company is now reviewing new customers more closely for credit worthiness in order to decrease the write off of bad accounts in the future.

     OTHER INCOME (EXPENSE). We incurred net other expense of $13,044 for the year ended December 31, 2005 compared to net other expense of $15,357 during the year ended December 31, 2004.

For the six months ended June 30, 2006, net other expenses were $8,038 compared to $9,147 for the six months ended June 30, 2005. Other expenses incurred were comprised primarily of interest expenses related to the promissory notes due from the Company. Other income in this category is comprised of finance charge income billed to late paying customers. We do not anticipate any major changes in other income and expenses.

OFF-BALANCE SHEET ARRANGEMENTS

     Secure Netwerks is currently subject to a computer equipment lease which requires a monthly payment of $1,394. Secure Netwerks is obligated to make these payments each month until December 31, 2006.

PERSONNEL

     Secure Netwerks has three full-time employees, two part-time employees, and other project-based contract personnel that we utilize to carry out our business. We utilize contract personnel on a continuous basis, primarily in connection with service contracts which require a high level of specialization for one or more of the service components offered. We expect to hire 2 more full-time employees during 2006. Although competition for technology sales personnel in the metropolitan Salt Lake City area is intense, because we offer competitive compensation and maintain a productive and collegial work environmental, we don't believe we will have significant difficulty retaining additional employees or contract personnel in the future.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations through a series of loans, credit accounts with hardware vendors, and the use of Company credit to procure goods and services. As of December 31, 2005 and June 30, 2006, Secure Netwerks' primary source of liquidity consisted of $63,468, and $9,033, respectively in cash and cash equivalents. We may seek to secure additional debt or equity capital to finance substantial business development initiatives or acquire another hardware reseller. At present, however, we have no plans to seek any such additional capital or to engage in any business development or acquisition activity.

RELATED PARTY TRANSACTIONS

     Upon the formation of Secure Netwerks in March 2004, SportsNuts paid $0 for 500,000 shares of Secure Netwerks common stock and is presently Secure Netwerks' sole shareholder. The consideration paid by SportsNuts in receiving the shares of Secure Netwerks was in exchange for the assumption of $25,196 in liabilities resulting in an additional paid-in capital deficit of $25,696 upon issuance.

     Secure Netwerks is subject to a month-to-month sublease with Acadia Properties, LLC, for the use of office and hardware facilities which expires on March 31, 2011. We pay Acadia Properties, LLC a rental fee of $1,200 per month for the duration of the lease, which may increase as our business grows and we need to renegotiate our sublease for more space. Secure Netwerks' rental fee is based on exclusive usage of approximately one-eighth of the office space of Acadia Properties, LLC, which pays an aggregate rental rate of $10,500 per month and is comparable to rents charged to other subtenants of Acadia Properties, LLC. We utilize these facilities for the operation of our day-to-day business. As Secure Netwerks grows and expands, we may seek alternative arrangements for
our  executive   offices  and
operations elsewhere in the Salt Lake City metropolitan area. Secure Netwerks' sublease with Acadia Properties, LLC is attached as an exhibit to this registration statement.

     As of June 10, 2004, $80,000 was loaned to Secure Netwerks in the form of the payment of outstanding liabilities on behalf of the Company, and on January 1, 2005, Secure Netwerks issued 4 promissory notes to the following individuals to formalize these non-cash payments in the prior year:

Chene Gardner ($6,250), the Chief Executive Officer of Secure Netwerks;
Kenneth Denos ($25,000), Director of Secure Netwerks;
John Thomas ($25,000), Secure Netwerks' corporate counsel; and
Travis Pera ($23,750), son of Walter Pera, Chairman of the board of directors of Secure Netwerks.

The notes each mature upon demand, are unsecured, and bear interest at the rate of ten percent per annum.


ITEM 3. DESCRIPTION OF PROPERTY

         Secure Netwerks' headquarters are located within a 5,600 square foot facility in South Jordan, Utah. Acadia Properties, LLC, a Utah limited liability company controlled by Kenneth Denos, a member of the board of directors of Secure Netwerks, holds a leasehold interest in the premises, with a written lease agreement commencing March, 2006 at a rate of $10,500 per month. We utilize approximately one-eighth of these premises for our operations. We have recently executed a month-to-month sublease with Acadia Properties, LLC for use of this facility and its common areas for Secure Netwerks' operations in exchange for $1,200 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Secure Netwerks is a wholly-owned subsidiary of SportsNuts, Inc., a Delaware corporation traded on the OTC Electronic Bulletin Board and a filer of reports pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. All of Secure Netwerks' capital stock is held by SportsNuts, and Secure Netwerks has no shares of preferred stock, options, warrants, rights or other instruments convertible into shares of common stock outstanding.

     BENEFICIAL OWNERSHIP OF SPORTSNUTS

     The following table sets forth certain information regarding the beneficial ownership of SportsNuts' common stock (par value $0.002 per share) as of June 1, 2006 by (i) each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of the outstanding shares of SportsNuts' common stock, (ii) each person who has served as a director or executive officer of Secure Netwerks during 2005 and 2006, and (iii) all persons who have served as a director or executive officer of Secure Netwerks during such years as a group. As of such date, SportsNuts had 121,321,086 shares of common stock outstanding. Unless indicated otherwise, the address for each officer, director, and 5% shareholder is c/o Secure Netwerks, 10757 South River Front Parkway, Suite 125, Draper, Utah 84095.

                                                             COMMON STOCK
                                                             ------------
DIRECTORS, EXECUTIVE OFFICERS,
5% STOCKHOLDERS                                              Number                Percent of  Class(1)
---------------                                              ------                --------------------

Chene Gardner(2)                                             8,869,000             7.31%
Walter Pera(3)                                               1,500,000             1.22%
Kenneth Denos(4)                                             25,667,953            19.12%
Prestbury Investment Holdings Limited(7)                     25,000,000            22.39%
Nigel Wray(5)                                                25,000,000            22.39%
Nicholas Leslau(6)                                           25,000,000            22.39%
Gardner Management, Inc. Profit Sharing Plan and Trust(8)    19,026,607            16.07%
Moore, Clayton & Co., Inc.(9)                                14,667,953            11.71%
Todd Shell(10)                                               7,500,000             6.72%
All directors and officers as a group                        36,036,953            29.70%
(3 people)

(1) For each shareholder, the calculation of percentage of beneficial ownership is based upon 121,321,086 shares of Common Stock outstanding as of June 1, 2006, and shares of Common Stock subject to options, warrants and/or conversion rights held by the shareholder that are currently exercisable or exercisable within 60 days, which are deemed to be outstanding and to be beneficially owned by the shareholder holding such options, warrants, or conversion rights. The percentage ownership of any shareholder is determined by assuming that the shareholder has exercised all options, warrants and conversion rights to obtain additional securities and that no other shareholder has exercised such rights. Except as otherwise indicated below, the persons and entity named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

(2) Chief Executive Officer, Chief Financial Officer and Director of Secure Netwerks. Includes 919,000 shares of SportsNuts common stock held by Mr. Gardner and 7,950,000 shares of SportsNuts common stock issuable upon exercise of options held by Mr. Gardner that are currently exercisable or will become exercisable within 60 days.

(3) Director of Secure Netwerks. Includes 1,500,000 shares of Common Stock of SportsNuts held directly by Mr. Pera.

(4) Director of Secure Netwerks. Includes 2,000,000 shares of Common Stock of SportsNuts held directly by Mr. Denos and 9,000,000 shares of Common Stock issuable upon exercise of options held by Mr. Denos that are currently exercisable or will become exercisable within 60 days. Because Mr. Denos is a member of the Board of Directors of Moore, Clayton & Co., Inc. ("MCC"), this number also includes 1,071,429 shares held directly by MCC, and certain promissory notes held by MCC that are currently convertible into 13,596,524 shares of Common Stock.

(7) Principal Shareholder of SportsNuts. Includes 25,000,000 shares held directly by Prestbury Investment Holdings Limited ("PIHL").

(5) Principal of PIHL and, together with Mr. Nicholas Leslau, the controlling shareholders of PIHL. Includes 25,000,000 shares of Common Stock of SportsNuts held directly by PIHL.

(6) Principal of PIHL and, together with Mr. Nigel Wray, the controlling shareholders of PIHL. Includes 25,000,000 shares of Common Stock of SportsNuts held directly by PIHL.

(8) Principal Shareholder of SportsNuts. Includes 12,273,895 shares of Common Stock held directly by Gardner Management, Inc. Profit Sharing Plan and Trust and 6,752,712 shares of Common Stock issuable upon the exercise of a Convertible Promissory Note held by the Trust.

(9) Principal Shareholder of SportsNuts. Includes 1,071,429 shares held directly by MCC and certain promissory notes held by MCC that are convertible into 13,596,524 shares of Common Stock.

(10) Principal Shareholder of SportsNuts. Includes 5,000,000 shares of Common Stock held directly by Mr. Shell and 2,500,000 shares of Common Stock held by Kelli Shell, the wife of Mr. Shell.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Directors and Executive Officers

Name                                     Age                       Position(1)
Walter Pera                              62                        Chairman of the Board
Chene Gardner                            42                        Chief Executive Officer, Chief Financial Officer
                                                                   and Director
Kenneth I. Denos                         38                        Director

(1) Officers hold their position at the pleasure of the board of directors, absent any employment agreement.


     WALTER PERA, age 62, is the Chairman of the board of directors of Secure Netwerks. Mr. Pera was appointed as Chairman of the board of directors of Secure Netwerks in March, 2004. Mr. Pera has been the Chairman of the board of directors of Secure Netwerks since its inception. Mr. Pera also serves as the President of RTW Management, Inc., a transportation provider and management company, and has served in this capacity since September 2003. Mr. Pera is also the President and principal of 32Enterprises LLC which owns Exchange night club, operating in Salt Lake City, Utah, and has served in this capacity since February 2006. Mr. Pera was President of EcourseMaster Inc., an internet-based education company specializing in developing and deploying specialized training over the internet for corporate clients from March 2001 until April 2003. Mr. Pera holds a Bachelor of Science degree in electrical engineering from Colorado State University, and a Masters in Business Administration from Brigham Young University. Mr. Pera served in the United States Navy from 1962 to 1966. Mr. Pera is not a director of any other company filing reports pursuant to the Securities Exchange Act of 1934.

     CHENE GARDNER, age 42, is the Chief Executive Officer and Chief Financial Officer of Secure Netwerks and a member of the Secure Netwerks board of directors. Mr. Gardner was appointed to the board of directors of Secure Netwerks in March, 2004. Mr. Gardner has been the Chief Financial Officer of Secure Netwerks since its inception. Mr. Gardner also serves as the financial controller for SportsNuts, Inc., the parent corporation of Secure Netwerks , and has served in this capacity since September, 1999. Mr. Gardner has been the Chief Financial Officer and member of the board of directors of Cancer Therapeutics, Inc., a cancer biotherapy company since May 2004. Mr. Gardner has served as the Chief Executive Officer of Global Networks, Inc., an advertising company from March, 2005 to the present. Mr. Gardner has also served as the Chief Financial Officer and member of the board of directors of Synerteck, Inc., an IT service provider and a filer or reports pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 from April, 2001 until December 2005. From January, 1997 to September, 1999, Mr. Gardner served as Financial Manager for Aluminum Builders, Inc., a producer of various home improvement items. Mr. Gardner also has five years of auditing and accounting experience with the firm of Deloitte & Touche LLP from June 1990 to August, 1995, serving clients in the banking, manufacturing, and retail industries. Mr. Gardner holds Bachelor and Master of Accounting degrees from Weber State University. Mr. Gardner is not a director of any other company filing reports pursuant to the Securities Exchange Act of 1934.

     Kenneth I. Denos, age 38, has been a member of the board of directors of Secure Netwerks since its formation in March, 2003. Mr. Denos also serves as the Chief Executive Officer and a director of SportsNuts, Inc., the parent corporation of Secure Netwerks and a filer or reports pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. Mr. Denos has served as a member of the SportsNuts, Inc. board of directors since April, 1999 and has served as its Chief Executive Officer since March, 2000. From April, 1999 until March, 2000, he served as Executive Vice President and General Counsel for SportsNuts. From November, 1998 until April, 1999, he served as Executive Vice President of SportsNuts.com, Inc., a privately held corporation in which a controlling interest was acquired by SportsNuts, Inc. (the parent corporation of Secure Netwerks ) in April, 1999. Since May 2006, Mr. Denos has served as the Chief Executive Officer of Ifex Innovation Finance and Equity Exchange N.V. (FSE:IFEX), an Amsterdam-based business advisory firm. Since June 2005, Mr. Denos has served as the member of the board of directors of Moore, Clayton Capital Advisors, Inc., an investment advisor to Equus II Incorporated (NYSE:EQS) and registered pursuant to the Investment Advisors Act of 1940. From January, 2004 until October, 2005, Mr. Denos served on the board of directors of Healthcare Enterprise Group PLC (LSE:HCEG), a London-based healthcare products distribution firm. From February, 2005 until February, 2006, Mr. Denos served on the board of directors of Tersus Energy PLC (LSE:TER), a London-based alternative/renewable energy company. From March 2001 until December 2005, Mr. Denos also served as a Synerteck Incorporated member of the board of directrors, a filer or reports pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. From March, 1996 until November, 1998, Mr. Denos was an attorney with the Salt Lake City-based law firm of Jones, Waldo, Holbrook & McDonough, P.C. Mr. Denos is a licensed attorney in the State of Utah and is a member of the American Bar Association. Mr. Denos holds a Bachelor of Science degree in Business Finance and Political Science, a Master of Business Administration Degree, and a Juris Doctor, all received from the University of Utah. Other than SportsNuts, Inc., Mr. Denos is not a director of any other company filing reports pursuant to the Securities Exchange Act of 1934.

     CONTROL PERSONS

     Secure Netwerks is a wholly-owned subsidiary of SportsNuts, Inc., a company traded on the OTC Electronic Bulletin Board that files reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. Kenneth Denos is the sole director and executive officer of SportsNuts.

     COMPENSATION OF DIRECTORS

     Although we anticipate compensating the members of the Secure Netwerks board of directors in the future at industry levels, the current members are not paid cash compensation for their service as directors. We have issued our directors common stock purchase options with respect to shares of SportsNuts, Inc. Each director may be reimbursed for certain expenses incurred in attending board of directors and committee meetings. We are contemplating the issuance of stock or stock options of shares of Secure Netwerks to our directors for their service on the Secure Netwerks board of directors.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for services rendered in all capacities during the fiscal year ended December 31, 2005, and 2004 by Chene Gardner our Chief Executive Officer. No other executive officer of Secure Netwerks received more than $100,000 in total salary and bonus. Although Secure Netwerks may, in the future, adopt a stock option plan or a stock bonus plan, no such plans exist.

SUMMARY COMPENSATION TABLE
--------------------------
                                                                            LONG-TERM
ANNUAL COMPENSATION                                                         COMPENSATION
                                                                            SECURITIES
NAME AND                                                                    UNDERLYING           ALL OTHER
PRINCIPAL POSITION         YEAR          SALARY             BONUS           OPTIONS              COMPENSATION
------------------         ----          ------             ------          -------              ------------

Chene Gardner              2005          $   6,000          $    0          $   0                $   0
CEO and CFO                2004          $   6,000          $    0          $   0                $   0


--------------------------------------------------------------------------------------------------------------


EMPLOYMENT AGREEMENTS

     None of our executive officers are subject to an employment agreement with Secure Netwerks.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Upon the formation of Secure Netwerks in March 2004, SportsNuts paid $0 for 500,000 shares of Secure Netwerks common stock and is presently Secure Netwerks' sole shareholder. The consideration paid by SportsNuts in receiving the shares of Secure Netwerks was in exchange for the assumption of $25,196 in liabilities resulting in an additional paid in capital deficit of $25,696 upon issuance.

     Secure Netwerks is subject to a month-to-month sublease with Acadia Properties, LLC, for the use of office and hardware facilities. We pay Acadia Properties, LLC a rental fee of $1,200 per month, which may increase as our business grows. Secure Netwerks' rental fee is based on exclusive usage of approximately one-eighth of the office space of Acadia Properties, LLC, which pays an aggregate rental rate of $10,500 per month and is comparable to rents charged to other subtenants of Acadia Properties, LLC. We utilize these facilities for the operation of our day-to-day business. As Secure Netwerks grows and expands, we may seek alternative arrangements for our executive offices and operations elsewhere in the Salt Lake City metropolitan area. Secure Netwerks' sublease with Acadia Properties, LLC is attached as an exhibit to this registration statement. Kenneth Denos is a principal of Acadia Properties, LLC and is a director of Secure Netwerks.

     As of June 10, 2004, $80,000 was loaned to Secure Netwerks in the form of the payment of outstanding liabilities on behalf of the Company, and on January 1, 2005, Secure Netwerks issued 4 promissory notes to the following individuals to formalize these non-cash payments in the prior year:

     o    Chene  Gardner  ($6,250)  , the  Chief  Executive  Officer  of  Secure
          Netwerks;

     o    Kenneth Denos ($25,000), Director of Secure Netwerks;

     o    John Thomas ($25,000), Secure Netwerks' corporate counsel; and

     o Travis Pera ($23,750), son of Walter Pera, Chairman of the board of directors of Secure Netwerks.

The notes each mature upon demand, are unsecured, and bear interest at the rate of ten percent per annum.

ITEM 8. DESCRIPTION OF SECURITIES

     COMMON STOCK. Secure Netwerks was originally incorporated in Utah with 500,000 shares of common stock outstanding. Effective February 14, 2006, Secure Netwerks was reincorporated in Delaware, whereupon each share of Secure Netwerks -Utah was exchanged for one share of Secure Netwerks -Delaware. Consequently, as of the date of this registration statement, 500,000 shares of Secure Netwerks are issued and outstanding. The Secure Netwerks board of directors is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. All of the outstanding common stock of Secure Netwerks is fully paid and non-assessable. Each share of Secure Netwerks common stock is entitled to one vote. As a Secure Netwerks shareholder, you will be entitled to receive dividends as a holder of Secure Netwerks common stock on a pro rata basis if and when such dividends are declared by the board of directors. Secure Netwerks has never paid a dividend and we do not anticipate doing so in the near future. Each share of common stock is entitled to share ratably in any assets available for distribution to holders of equity securities upon the liquidation of Secure Netwerks.

     PREFERRED STOCK. Secure Netwerks' board of directors has the authority to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the rights, preferences, privileges, qualifications, limitations, and restrictions thereof, and the number of shares constituting any series or the designation of such series without shareholder approval. The existence of unissued preferred stock may enable Secure Netwerks' board of directors, without further action by the stockholders, to issue such stock to persons friendly to current management or to issue such stock with terms that could render more difficult or discourage an attempt to obtain control of Secure Netwerks , thereby protecting the continuity of Secure Netwerks 's management. Our shares of preferred stock could therefore be issued quickly with terms that could delay, defer, or prevent a change in control of Secure Netwerks, or make removal of management more difficult. No shares of preferred stock are outstanding and we have no current plans to issue any shares of preferred stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Secure Netwerks has 500,000 shares of common stock outstanding, all of which are held by its parent corporation, SportsNuts, Inc. Secure Netwerks has no other shares of capital stock, warrants, rights, options, or other instruments that are convertible into capital stock, outstanding. Although
Secure Netwerks may implement a stock option plan, bonus plan, or similar incentive plan for Secure Netwerks' employees and other service providers, we presently do not have any such plans in place.

     Because Secure Netwerks is a wholly-owned subsidiary of SportsNuts, its securities are not traded on any securities exchange or quotation medium. We anticipate that the shares of Secure Netwerks will be spun-off on a pro-rata basis to the shareholders of SportsNuts. If Secure Netwerks is spun-off, we will likely seek a registered broker-dealer to submit an application to the National Association of Securities Dealers to have the shares of Secure Netwerks traded on the OTC Electronic Bulletin Board.

     We have never paid a dividend and do not anticipate paying any dividends in the future. Under Delaware General Corporate Law, we will only be able to pay dividends to the extent of (i) Secure Netwerks' net profit for the current or previous year in which a dividend is declared; or (ii) the amount that Secure Netwerks' current assets exceed the combination of its liabilities and its capital account.

ITEM 2. LEGAL PROCEEDINGS

     None.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     As of June 10, 2004, $80,000 was loaned to Secure Netwerks in the form of the payment of outstanding liabilities on behalf of the Company, and on January 1, 2005, Secure Netwerks issued 4 promissory notes to the following individuals to formalize these non-cash payments in the prior year:
Chene Gardner ($6,250) , the Chief Executive Officer of Secure Netwerks;
Kenneth Denos ($25,000), Director of Secure Netwerks;
John Thomas ($25,000), Secure Netwerks' corporate counsel; and
Travis Pera ($23,750), son of Walter Pera, Chairman of the board of directors of Secure Netwerks.

     Messrs Gardner, Denos, Thomas and Pera are all accredited investors. The notes each mature upon demand, are unsecured, and bear interest at the rate of ten percent per annum. No underwriting discounts or commissions were given or paid in connection with the issuance of these notes, and no general solicitation or advertising was used in connection with the issuance of the notes. The notes each contain provisions which restrict their transfer by the holders unless such transfer is both (i) approved by

Secure Netwerks in its reasonable discretion, and (ii) qualified, in the opinion of counsel for Secure Netwerks , for an exemption under the Securities Act of 1933 We believe that these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE GENERAL CORPORATE LAW

     Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty except for:(i) any breach of the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) declaration of unlawful dividends or unlawful stock repurchases or redemptions; (iv) any transaction from which the director derived an improper benefit; or (v) any act or omission occurring prior to the date any such provision eliminating or limiting such liability became effective.

     Section 145(a) of the DGCL provides that a corporation may indemnify an officer or director who is or is threatened to be made a party to a proceeding (other than an action by or in the right of the corporation) by reason of the fact that such officer or director is or was (i) serving as an officer, director, employee, or agent of the corporation, or (ii) served at the request of such corporation as an officer, director, employee, or agent of another corporation or other enterprise or entity. Such indemnification may only be made if the officer's or director's conduct was in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145(c) of the DGCL provides that a corporation shall indemnify an officer or director for his reasonable expenses in connection with the defense of any proceeding if the officer or director has been successful, on the merits or otherwise. Section 145(e) provides that a corporation may advance expenses to an officer or director who is made a party to a criminal or civil proceeding before a final disposition is made, if the corporation receives an undertaking by or on behalf of such officer or director to repay any amounts advanced if it is determined that such officer or director was not entitled to indemnification. Section 145(j) provides that the indemnification provisions of Section 145 continue for a person who has ceased to be an officer or director, and inures to the benefit of the heirs, executors, and administrators of such person. Section 145(g) provides that a corporation may purchase and maintain insurance on behalf of officers or directors, among others, against liabilities imposed upon them by reason of actions in their capacities as such, and whether or not the corporation would have the power to indemnify them against such liability under
Section 145.

CERTIFICATE OF INCORPORATION

     Article VII of Secure Netwerks 's Certificate of Incorporation provides that the liability of directors to Secure Netwerks or its stockholders is eliminated to the fullest extent permitted under the DGCL, as described in the preceding section.

BYLAWS

     Article VI, Section 6.1(a) of Secure Netwerks' Bylaws provides that an officer or director who was or is made party to, or is threatened to be made a party to, or is involved in any proceeding by reason of the fact that he or she is or was an officer or director, or is or was serving at the request of Secure Netwerks as a director, officer, employee, or agent of another corporation, or as its representative in another enterprise shall be indemnified and held harmless to the fullest extent permitted and subject to the standards of conduct, procedures, and other requirements under Delaware law. Article, VI, Section 6.1(a) further provides that Secure Netwerks may purchase and maintain insurance on behalf of an officer or director against any liability arising out of their status as such, whether or not the corporation would have the power to indemnify such officer or director.

     Article VI, Section 6.1(b) of the Bylaws provides that the right of an officer or director to indemnification shall continue beyond termination and such right inures to the benefit of the heirs and personal representatives of such officer or director.

     Article VI, Section 6.1(d) of the Bylaws provides that Secure Netwerks shall, from time to time, reimburse or advance to an officer or director the funds necessary for payment of expenses incurred in connection with defending any proceeding for which he or she is indemnified by Secure Netwerks, in advance of the final disposition of such proceeding, provided that, if then required by the DGCL, such advancements may only be paid upon the receipt by the corporation of an undertaking by or on behalf of such officer or director to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that the officer or director is not entitled to be indemnified for such expenses.

                              FINANCIAL INFORMATION











                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)

                       Financial Statements from Inception
                  on February 4, 2004 through December 31, 2004
                      and the Year Ended December 31, 2005
                      and Report of Independent Registered
                             Public Accounting Firm

                                    CONTENTS



Report of Independent Registered Public Accounting Firm.......................25

Balance Sheet................................................................ 26

Statements of Operations..................................................... 27

Statements of Stockholders' Deficit...........................................28

Statements of Cash Flows..................................................... 29

Notes to the Financial Statements............................................ 30

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



Board of Directors
Secure Netwerks, Inc.
(formerly Secure Networks, Inc.)
Salt Lake City, Utah


We have audited the accompanying balance sheet of Secure Netwerks, Inc. (formerly Secure Networks, Inc.) as of December 31, 2005 and the related statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2005 and the period from inception on February 4, 2004 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secure Netwerks, Inc. (formerly Secure Networks, Inc.) as of December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2005 and the period from inception on February 4, 2004 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has a working capital deficit, and losses from inception which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Bouwhuis, Morrill & Company, LLC
Layton, Utah
March 23, 2006

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                                 Balance Sheet


                                     ASSETS
                                     ------

                                                                        December 31,
CURRENT ASSETS                                                              2005
                                                                        ------------

   Cash and cash equivalents (Note 1)                                   $     63,468
   Accounts receivable, net (Note 1)                                          49,203
   Inventory                                                                   4,400
   Prepaid expenses                                                              218
                                                                        ------------

        Total Current Assets                                                 117,289
                                                                        ------------

PROPERTY AND EQUIPMENT - NET (Note 1)                                          1,092
                                                                        ------------

        TOTAL ASSETS                                                    $    118,380
                                                                        ============

                     LIABILITIES AND STOCKHOLDERS' DEFICIT
                     -------------------------------------

CURRENT LIABILITIES

   Accounts payable                                                     $      38,993
   Accrued expenses (Note 1)                                                   67,328
   Due to related parties                                                       9,435
   Notes payable, current portion (Note 4)                                     55,850
   Notes payable - related parties, current portion (Note 5)                   60,024
                                                                        -------------

        Total Current Liabilities                                             231,630
                                                                        -------------

STOCKHOLDERS' DEFICIT

   Common stock, $0.001 par value; 100,000,000 shares authorized,
   500,000 shares issued and outstanding, respectively                           500
   Additional paid-in capital (deficit)                                      (25,696)
   Accumulated deficit                                                       (88,054)
                                                                        -------------

        Total Stockholders' Deficit                                         (113,250)
                                                                        -------------

        TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                     $    118,380
                                                                        =============

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                            Statements of Operations

                                                                                   From Inception on
                                                                   For the Year     February 4, 2004
                                                                      Ended             Through
                                                                   December 31,       December 31,
                                                                      2005               2004
                                                                -----------------  -----------------
NET REVENUES

    Product revenue                                             $        427,827   $        325,664
    Service revenue                                                       47,617            111,555
                                                                -----------------  -----------------

        Total Net Revenues                                      $        475,444   $        437,219
                                                                -----------------  -----------------

OPERATING EXPENSES

    Cost of sales - product                                              351,875            302,312
    Cost of sales - service                                               23,710             85,053
    Salaries and consulting                                               35,156             43,087
    Professional fees                                                      6,027              6,000
    Selling, general and administrative                                   58,774             60,322
                                                                -----------------  -----------------

        Total Operating Expenses                                         475,542            496,774
                                                                -----------------  -----------------

LOSS FROM OPERATIONS                                                         (98)           (59,555)
                                                                -----------------  -----------------

OTHER INCOME (EXPENSES)

   Interest expense                                                      (18,228)           (15,357)
   Interest income                                                         5,184                  -
                                                                -----------------  -----------------

        Total Other Income (Expenses)                           $        (13,044)   $       (15,357)
                                                                -----------------  -----------------

 LOSS BEFORE INCOME TAXES                                       $        (13,142)  $        (74,912)

 INCOME TAX EXPENSE                                                            -                  -
                                                                -----------------  -----------------

 NET LOSS                                                       $        (13,142)  $        (74,912)
                                                                =================  =================

BASIC AND DILUTED:
        Net loss per common share                               $          (0.03)  $          (0.15)
                                                                =================  ==================

        Weighted average shares outstanding                              500,000             500,000
                                                                =================  ==================

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                       Statements of Stockholders' Deficit


                                                      Common Stock           Additional                     Total
                                                --------------------------     Paid-in      Accumulated  Stockholders'
                                                   Shares        Amount        Capital        Deficit      Deficit
                                                ------------  ------------  -------------  ------------  ------------

Balance at inception, February 4, 2004                      -  $          -  $           -  $          -  $          -

Common stock issued to incorporator
on February 4, 2004                                  500,000           500       (25,696)             -      (25,196)

Net loss for the period from inception on
February 4, 2004 through December 31, 2004                 -             -              -       (74,912)     (74,912)
                                                ------------  ------------  -------------  -------------  -----------

Balance, December 31, 2004                           500,000           500       (25,696)       (74,912)    (100,108)

Net loss for year ended
December 31, 2005                                          -             -             -        (13,142)     (13,142)            -
                                                ------------  ------------  ------------  -------------  ------------
Balance, December 31, 2005                           500,000  $        500  $   (25,696)  $    (88,054)  $  (113,250)
                                                ============  ============  ============  =============  ============

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                            Statements of Cash Flows



                                                                                              From Inception on
                                                                              For the Year     February 4, 2004
                                                                                 Ended              Through
                                                                               December 31,       December 31,
                                                                                   2005               2004
                                                                            -----------------  -----------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                                     $        (13,142)  $        (74,912)
Adjustments to reconcile net loss to net
 cash used in operating activities:
   Bad debt expense                                                                    17,555             6,217
   Depreciation                                                                           935               780
Changes in operating assets and liabilities:
   Accounts receivable                                                                 74,385          (147,360)
   Inventory                                                                           (3,750)             (650)
   Other current assets                                                                   554              (722)
   Accounts payable and accrued expenses                                              (24,949)           186,074
   Due to related parties                                                               1,832              7,603
                                                                            ------------------  -----------------

        Net Cash Provided by Operating Activities                                      53,421              23,020
                                                                            ------------------  -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property and equipment                                                      -              (2,807)
                                                                            ------------------  -----------------

        Net Cash Used by Investing Activities                                              -              (2,807)
                                                                            ------------------  -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from notes payable                                                            -               7,100
    Proceeds from notes payable - related parties                                       7,800             25,176
    Payment on notes payable - related parties                                         (1,000)            (3,202)
                                                                            ------------------  -----------------

        Net Cash Provided by Financing Activities                                       6,800             29,074
                                                                            ------------------  -----------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                   $          60,221   $          3,247

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                          3,247                  -
                                                                            ------------------  -----------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $          63,468   $          3,247
                                                                            ==================  =================

SUPPLEMENTAL CASH FLOW INFORMATION

        Cash Payments For:

           Interest                                                         $           1,191   $            525
           Income taxes                                                                     -                  -

        Non-Cash Investing and Financing Activities

           Common stock issued to incorporator                              $               -   $          25,196
           Accrued expenses converted to notes payable                      $          80,000   $               -

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                        Notes to the Financial Statements
                           December 31, 2005 and 2004

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

          Secure Netwerks, Inc. (the Company) was formed in the state of Utah on February 4, 2004, with authorized common stock of 10,000,000 shares. The Company was subsequently reincorporated in the State of Delaware on February 14, 2006 with authorized common stock of 100,000,000 shares and authorized preferred stock of 10,000,000 shares. Both classes of stock have a par value of $0.001 per share.

          A wholly owned subsidiary of SportsNuts, Inc., the Company was created to be a computer and technology hardware and software reseller. In addition to supplying the computer hardware needs of SportsNuts, Secure Networks has since provided its hardware sales and services to organizations in a variety of industries.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

          This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following policies are considered to be significant:

          a. Accounting Method

          The Company recognizes income and expenses based on the accrual method of accounting. The Company has elected a calendar year-end.

          b. Cash and Cash Equivalents

          Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

          c. Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          d. Basic Net Loss per Share of Common Stock

          In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share is computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period. There are no common stock equivalents as of December 31, 2005 and 2004.

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                        Notes to the Financial Statements
                           December 31, 2005 and 2004

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

          d. Basic Net Loss per Share of Common Stock (Continued)

                                                                                           December 31,
                                                                                      2005                2004
                                                                              -----------------   ----------------


              Net loss (numerator)                                            $         (13,142) $         (74,912)
              Weighted average shares outstanding (denominator)                         500,000            500,000
                                                                               ----------------  -----------------
              Net loss per share amount                                       $           (0.03) $           (0.15)
                                                                              =================  =================

          e. Allowance for Doubtful Accounts

          Accounts receivable are recorded net of the allowance for doubtful accounts. The Company generally offers 15-day credit terms on sales to its customers and requires no collateral. The Company maintains an allowance for doubtful accounts which is determined based on a number of factors, including each customer's financial condition, general economic trends and management judgement. As of December 31, 2005, the allowance for doubtful accounts was $7,991. Bad debt expense was $6,217 for the period from inception on February 4, 2004 through December 31, 2004 and $17,555 for the year ended December 31, 2005.

          f. Property and Equipment

          Property   and   equipment   are  stated  at  cost  less   accumulated
          depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Betterments and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.

                                                                 Life               2005                2004
                                                              ---------     ------------------  ------------------


                    Computer Equipment                        3 Years       $            2,807  $            2,807
                    Less - Accumulated Depreciation                                     (1,715)               (780)
                                                                            ------------------  ------------------

                         Net Property and Equipment                         $            1,092  $            2,027
                                                                            ==================  ==================

          Depreciation expense for the year ended December 31, 2005 and the period from inception on February 4, 2004 through December 31, 2004 was $935 and $780, respectively.

          g. Revenue Recognition

          Products and services provided by the Company are broken down into two main categories for revenue recognition purposes, they are: off-the-shelf hardware/software sales and technology related services. The revenue recognition policy for these categories is as follows:

          Revenue is recognized upon completion of services or delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Advance customer payments are recorded as deferred revenue until such time as they are recognized. The

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                        Notes to the Financial Statements
                           December 31, 2005 and 2004

          Company does not offer any cash rebates. Returns or discounts, if any, are netted against gross revenues.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

          g. Revenue Recognition (Continued)

          Product sales were solely derived from the resale of off-the-shelf hardware and software packages. Product sales are not warranted by the Company and may be subject only to warranties that may be provided by the product manufacturer.

          h. Recent Accounting Pronouncements

          In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" which is effective for financial statements issued for fiscal years ending after December 15, 2002. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have a material effect on the financial statements of the Company.

          In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities under SFAS 133. The adoption of SFAS No. 149 did not have a material effect on the financial statements of the Company.

          In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" which is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The adoption of SFAS No. 150 did not have a material effect on the financial statements of the Company.

          In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights, variable interest entities, and how to determine when and which business enterprises should consolidate variable interest entities. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material effect on the financial statements of the Company.

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                        Notes to the Financial Statements
                           December 31, 2005 and 2004

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

          i. Income Taxes

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. In accordance with the provisions of SFAS No. 109, a valuation allowance would be established to reduce deferred tax assets if it were more likely than not that all or some portion, of such deferred tax assets would not be realized. A full allowance against deferred tax assets was provided as of December 31, 2005.

          At December 31, 2005, the Company had net operating loss carryforwards of approximately $88,054 which may be offset against future taxable income through 2025. No tax benefit has been reported in the financial statements because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

          Due to the  change in  ownership  provisions  of the Tax Reform Act of
          1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to future use.

NOTE 3 - RELATED PARTY TRANSACTIONS

          The Company is a wholly owned subsidiary of SportsNuts, Inc. During the ordinary course of business there may have been amounts due to or from any of the companies in the consolidated entity. These amounts are classified as either net receivables or net payables - related parties. As of December 31, 2005, the Company had a net payable of $9,435. The Company records all expenses related to their operations in their financial statements, therefore, there are no adjustments which would be required to present the Company's financial statements as if it had operated as an unaffiliated entity for the entire year.

          Office Space
          ------------

          Since inception, the Company has been subject to a month-to-month rental agreement for its office space with SportsNuts, Inc. As of December 31, 2005, the rental fee was $600 per month and is subject to increase as more space is needed or due to economic factors. During the year ended December 31, 2005 and the period from inception on
          February 4, 2004 through December 31, 2004 the Company paid SportsNuts, Inc. $7,200, and $6,000, respectively, for office space. The terms of this agreement were similar to those of other, unrelated, companies renting office space from SportsNuts, Inc.

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                        Notes to the Financial Statements
                           December 31, 2005 and 2004

NOTE 4 - NOTES PAYABLE

              Notes payable consisted of the following:                                             December 31,
                                                                                                        2005
                                                                                                ------------------
              Note payable to a company, interest at 24% per
               annum, due on demand, unsecured                                                  $            7,100

              Notes payable to an individual, interest at 10% per
               annum, due on demand, unsecured                                                              48,750
                                                                                                ------------------

              Total Notes Payable                                                                           55,850
              Less: Current Portion                                                                        (55,850)
                                                                                                -------------------

              Long-Term Notes Payable                                                           $                -
                                                                                                ===================

NOTE 5 - NOTES PAYABLE - RELATED PARTIES

              Notes payable - related parties consisted of the following:                           December 31,
                                                                                                        2005
                                                                                                ------------------
              Note payable to a related individual, no interest,
              due on demand, unsecured                                                          $            2,000

              Note payable to a related individual, interest at 24%
               per annum, due on demand, unsecured                                                          26,774

              Note payable to a related individual, interest at 10%
               per annum, due on demand, unsecured                                                           6,250

              Note payable to a related individual, interest at 10%
               per annum, due on demand, unsecured                                                          25,000
                                                                                                ------------------

              Total Notes Payable - Related Parties                                                         60,024
              Less: Current Portion                                                                        (60,024)
                                                                                                -------------------

              Long-Term Notes Payable - Related Parties                                         $                -
                                                                                                ===================

NOTE 6 - EQUITY TRANSACTIONS

          500,000 common shares of Secure Networks, Inc. (Utah) were issued to the incorporator upon incorporation which included the assumption of $25,196 in liabilities resulting in an additional paid-in capital deficit of $25,696 upon issuance.

          500,000 common shares of Secure Netwerks, Inc. (Delaware) were issued on the basis of 1-for-1 for all of the outstanding shares of Secure Networks, Inc. (Utah) as part of the Company's reincorporation into the State of Delaware. All references to shares issued and outstanding in the financial statements have been retroactively restated to reflect the effects of this change in capital structure.

          On February 14, 2006, the Board of Directors approved the Company's amended and restated Articles of Incorporation (Amendment). The Amendment increases the authorized shares of common stock from 10,000,000 to 100,000,000 shares. The Amendment also provides for a new class of stock. The new class of stock is preferred

                             SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                        Notes to the Financial Statements
                           December 31, 2005 and 2004

          stock with 10,000,000 shares authorized. The rights and preferences of the preferred stock have yet to be determined. Both common and preferred stock have a par value of $0.001.

NOTE 7 - FINANCIAL INSTRUMENTS

          Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

          The carrying amount of cash equivalents, accounts receivable, accounts payable and notes payable approximate fair value due to their short-term nature.

NOTE 8 - GOING CONCERN

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has a working capital deficit and has sustained net losses from inception which have resulted in an accumulated deficit at December 31, 2005 of approximately $88,000 and has experienced periodic cash flow difficulties, all of which raise substantial doubt regarding the Company's ability to continue as a going concern.

          To date the Company has funded its operations through a combination of short term loans. The Company anticipates another net loss for the year ended December 31, 2006 and with the expected cash requirements for the coming year, there is substantial doubt as to the Company's ability to continue operations.

          The Company believes these conditions have resulted from the inherent risks associated with small startup technology-oriented companies. Such risks include, but are not limited to, the ability to (i) generate revenues and sales of its products and services at levels sufficient to cover its costs and provide a return for investors, (ii) attract additional capital in order to finance growth, (iii) further develop and successfully market commercial products and services, and
          (iv) successfully compete with other comparable companies having financial, production and marketing resources significantly greater than those of the Company.

          The Company is attempting to improve these conditions by way of financial assistance through issuances of additional equity and by generating revenues through sales of products and services.

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)

                Unaudited Financial Statements for the Six Months
                          Ended June 30, 2006 and 2005

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                                 Balance Sheet
                                  (Unaudited)


                                     ASSETS
                                     ------

                                                                          June 30,
CURRENT ASSETS                                                              2006
                                                                        ------------

   Cash and cash equivalents (Note 1)                                   $      9,033
   Accounts receivable, net (Note 1)                                          49,293
   Inventory                                                                   5,512
   Prepaid expenses                                                            2,156
                                                                        ------------

        Total Current Assets                                                  65,697
                                                                        ------------

PROPERTY AND EQUIPMENT - NET (Note 1)                                            624
                                                                        ------------

        TOTAL ASSETS                                                    $     66,321
                                                                        ============

                     LIABILITIES AND STOCKHOLDERS' DEFICIT
                     -------------------------------------

CURRENT LIABILITIES

   Accounts payable                                                     $      34,803
   Accrued expenses (Note 1)                                                   73,384
   Due to related parties                                                       2,035
   Notes payable, current portion (Note 4)                                     55,850
   Notes payable - related parties, current portion (Note 5)                   58,024
                                                                        -------------

        Total Current Liabilities                                             224,095
                                                                        -------------

STOCKHOLDERS' DEFICIT

   Common stock, $0.001 par value; 100,000,000 shares authorized,
   500,000 shares issued and outstanding, respectively                           500
   Additional paid-in capital (deficit)                                      (25,696)
   Accumulated deficit                                                      (132,578)
                                                                        -------------

        Total Stockholders' Deficit                                         (157,774)
                                                                        -------------

        TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                     $     66,321
                                                                        =============




    The accompanying notes are an integral part of these financial statements

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                            Statements of Operations
                                  (Unaudited)

                                                                      For the Six Months Ended
                                                                              June 30,
                                                                ----------------------------------
                                                                      2006               2005
                                                                -----------------  -----------------
NET REVENUES

    Product revenue                                             $        200,927   $        196,429
    Service revenue                                                       25,205             23,643
                                                                -----------------  -----------------

        Total Net Revenues                                               226,132            220,072
                                                                -----------------  -----------------

OPERATING EXPENSES

   Cost of sales - product                                               189,354           155,416
   Cost of sales - service                                                16,445            11,206
   Salaries and consulting                                                18,783            14,725
   Professional fees                                                      11,480             3,000
   Selling, general and administrative                                    26,556            18,513
                                                                -----------------  -----------------

        Total Operating Expenses                                         262,618             202,860
                                                                -----------------  -----------------

LOSS FROM OPERATIONS                                                     (36,486)             17,212
                                                                -----------------  -----------------

OTHER INCOME (EXPENSES)

   Interest expense                                                      (10,860)           (11,767)
   Interest income                                                         2,822              2,620
                                                                -----------------  -----------------

        Total Other Income (Expenses)                           $        ( 8,038)   $        (9,147)
                                                                -----------------  -----------------

INCOME (LOSS) BEFORE INCOME TAXES                               $        (44,524)  $          8,065

 INCOME TAX EXPENSE                                                            -                  -
                                                                -----------------  -----------------

 NET INCOME (LOSS)                                              $        (44,524)  $          8,065
                                                                =================  =================

BASIC AND DILUTED:
        Net loss per common share                               $          (0.09)  $           0.02
                                                                =================  ==================

        Weighted average shares outstanding                              500,000             500,000
                                                                =================  ==================


    The accompanying notes are an integral part of these financial statements

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                       Statements of Stockholders' Deficit


                                                      Common Stock           Additional                        Total
                                                --------------------------     Paid-in        Accumulated   Stockholders'
                                                   Shares        Amount     Capital(Deficit)    Deficit       Deficit
                                                ------------  ------------  ---------------   ------------  ------------

Balance, December 31, 2004                           500,000  $        500  $      (25,696)   $   (74,912)  $  (100,108)

Net loss for the year ended
December 31, 2005                                          -             -              -         (13,142)      (13,142)
                                                ------------   ------------  --------------  -------------  ------------

Balance, December 31, 2005                           500,000           500         (25,696)       (88,054)     (113,250)

Net loss for the six months ended
June 30, 2006 (Unaudited)                                  -             -               -        (44,524)      (44,524)
                                                ------------  -------------  --------------  -------------   ------------
Balance, June 30, 2006 (Unaudited)                   500,000  $        500   $     (25,696)   $  (132,578)   $ (157,774)
                                                ============  ============   ==============  =============   ============
































    The accompanying notes are an integral part of these financial statements

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                            Statements of Cash Flows
                                  (Unaudited)


                                                                                 For the Six Months Ended
                                                                                          June 30,
                                                                            ------------------------------------
                                                                                   2006               2005
                                                                            -----------------  -----------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                            $        (44,524)  $         8,065
Adjustments to reconcile net loss to net
 cash used in operating activities:
   Bad debt expense                                                                       213             6,217
   Depreciation                                                                           468               468
Changes in operating assets and liabilities:
   Accounts receivable                                                                   (304)            90,817
   Inventory                                                                             (815)            (1,469)
   Other current assets                                                                (1,938)               692
   Accounts payable and accrued expenses                                                1,864           (110,891)
   Due to related parties                                                              (7,400)              5,032
                                                                            ------------------  -----------------

        Net Cash Provided by Operating Activities                                     (52,435)            (1,069)
                                                                            ------------------  -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:                                                      -                  -
                                                                            ------------------  -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from notes payable - related parties                                           -              5,800
   Payment on notes payable - related parties                                          (2,000)                -
                                                                            ------------------  -----------------
        Net Cash Provided (Used) by Financing Activities                               (2,000)            5,800
                                                                            ------------------  -----------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        $         (54,435) $          4,731

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                         63,468             3,247
                                                                            ------------------  -----------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $           9,033   $         7,978
                                                                            ==================  =================

SUPPLEMENTAL CASH FLOW INFORMATION

        Cash Payments For:

           Interest                                                         $           1,191   $            525
           Income taxes                                                                     -                  -

        Non-Cash Investing and Financing Activities

           Common stock issued to incorporator                              $               -   $          25,196
           Accrued expenses converted to notes payable                      $               -   $          80,000




    The accompanying notes are an integral part of these financial statements

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                  Notes to the Financial Statements (Unaudited)
                             June 30, 2006 and 2005

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

          Secure Netwerks, Inc. (the Company) was formed in the state of Utah on February 4, 2004, with authorized common stock of 10,000,000 shares. The Company was subsequently reincorporated in the State of Delaware on February 14, 2006 with authorized common stock of 100,000,000 shares and authorized preferred stock of 10,000,000 shares. Both classes of stock have a par value of $0.001 per share.

          A wholly owned subsidiary of SportsNuts, Inc., the Company was created to be a computer and technology hardware and software reseller. In addition to supplying the computer hardware needs of SportsNuts, Secure Networks has since provided its hardware sales and services to organizations in a variety of industries.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

          This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following policies are considered to be significant:

          a. Accounting Method

          The Company recognizes income and expenses based on the accrual method of accounting. The Company has elected a calendar year-end.

          b. Cash and Cash Equivalents

          Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

          c. Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          d. Basic Net Loss per Share of Common Stock

          In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share is computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period. There are no common stock equivalents as of December 31, 2005 and 2004.

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                  Notes to the Financial Statements (Unaudited)
                             June 30, 2006 and 2005


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

          d. Basic Net Loss per Share of Common Stock (Continued)

                                                                                             June 30,
                                                                                      2006                2005
                                                                              -----------------   ----------------


              Net income (loss) (numerator)                                   $         (44,524) $           8,065
              Weighted average shares outstanding (denominator)                         500,000            500,000
                                                                               ----------------  -----------------
              Net loss per share amount                                       $           (0.09) $           (0.02)
                                                                              =================  =================

          e. Allowance for Doubtful Accounts

          Accounts receivable are recorded net of the allowance for doubtful accounts. The Company generally offers 15-day credit terms on sales to its customers and requires no collateral. The Company maintains an allowance for doubtful accounts which is determined based on a number of factors, including each customer's financial condition, general economic trends and management judgement. As of June 30, 2006, the allowance for doubtful accounts was $7,991. Bad debt expense was $213 and $1,624, for the six months ended June 30, 2006 and 2005, respectively.

          f. Property and Equipment

          Property   and   equipment   are  stated  at  cost  less   accumulated
          depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Betterments and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.

                                                                Life                2006               2005
                                                             ---------      ------------------  ------------------

                    Computer Equipment                        3 Years       $            2,807  $            2,807
                    Less - Accumulated Depreciation                                     (2,183)            (1,248)
                                                                            ------------------  -----------------

                         Net Property and Equipment                         $              624  $            1,559
                                                                            ==================  ==================

          Depreciation expense for the six months ended June 30, 2006 and 2005 was $468.

          g. Revenue Recognition

          Products and services provided by the Company are broken down into two main categories for revenue recognition purposes, they are: off-the-shelf hardware/software sales and technology related services. The revenue recognition policy for these categories is as follows:

          Revenue is recognized upon completion of services or delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Advance customer payments are recorded as deferred revenue until such time as they are recognized. The Company does not offer any cash rebates. Returns or discounts, if any, are netted against gross revenues.

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                  Notes to the Financial Statements (Unaudited)
                             June 30, 2006 and 2005


NOTE 2 -  SIGNIFICANT  ACCOUNTING  POLICIES
          (Continued)

          g. Revenue Recognition (Continued)

          Product sales were solely derived from the resale of off-the-shelf hardware and software packages. Product sales are not warranted by the Company and may be subject only to warranties that may be provided by the product manufacturer.

          h. Recent Accounting Pronouncements

          In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" which is effective for financial statements issued for fiscal years ending after December 15, 2002. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have a material effect on the financial statements of the Company.

          In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities under SFAS 133. The adoption of SFAS No. 149 did not have a material effect on the financial statements of the Company.

          In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" which is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The adoption of SFAS No. 150 did not have a material effect on the financial statements of the Company.

          In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights, variable interest entities, and how to determine when and which business enterprises should consolidate variable interest entities. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1,

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                  Notes to the Financial Statements (Unaudited)
                             June 30, 2006 and 2005


          2003. The adoption of FIN 46 did not have a material effect on the financial statements of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

          i. Income Taxes

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. In accordance with the provisions of SFAS No. 109, a valuation allowance would be established to reduce deferred tax assets if it were more likely than not that all or some portion, of such deferred tax assets would not be realized. A full allowance against deferred tax assets was provided as of December 31, 2005.

          At December 31, 2005, the Company had net operating loss carryforwards of approximately $88,054 which may be offset against future taxable income through 2025. No tax benefit has been reported in the financial statements because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

          Due to the  change in  ownership  provisions  of the Tax Reform Act of
          1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to future use.

NOTE 3 - RELATED PARTY TRANSACTIONS

          The Company is a wholly owned subsidiary of SportsNuts, Inc. During the ordinary course of business there may have been amounts due to or from any of the companies in the consolidated entity. These amounts are classified as either net receivables or net payables - related parties. As of June 30, 2006, the Company had a net payable of $2,035. The Company records all expenses related to their operations in their financial statements, therefore, there are no adjustments which would be required to present the Company's financial statements as if it had operated as an unaffiliated entity for the entire year.

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                  Notes to the Financial Statements (Unaudited)
                             June 30, 2006 and 2005


NOTE 4 - NOTES PAYABLE

              Notes payable consisted of the following:                                               June 30,
                                                                                                        2006
                                                                                                ------------------

              Note payable to a company, interest at 24% per
               annum, due on demand, unsecured                                                  $            7,100

              Notes payable to an individual, interest at 10% per
               annum, due on demand, unsecured                                                              48,750
                                                                                                ------------------

              Total Notes Payable                                                                           55,850
              Less: Current Portion                                                                        (55,850)
                                                                                                ------------------

              Long-Term Notes Payable                                                           $                -
                                                                                                ===================

NOTE 5 - NOTES PAYABLE - RELATED PARTIES

              Notes payable - related parties consisted of the following:                             June 30,
                                                                                                        2006
                                                                                                ------------------

              Note payable to a related individual, interest at 24%
               per annum, due on demand, unsecured                                               $          26,774

              Note payable to a related individual, interest at 10%
               per annum, due on demand, unsecured                                                           6,250

              Note payable to a related individual, interest at 10%
               per annum, due on demand, unsecured                                                          25,000
                                                                                                ------------------

              Total Notes Payable - Related Parties                                                         58,024
              Less: Current Portion                                                                        (58,024)
                                                                                                ------------------

              Long-Term Notes Payable - Related Parties                                         $               -
                                                                                                ==================

NOTE 6 - EQUITY TRANSACTIONS

          500,000 common shares of Secure Networks, Inc. (Utah) were issued to the incorporator upon incorporation which included the assumption of $25,196 in liabilities resulting in an additional paid-in capital deficit of $25,696 upon issuance.

          500,000 common shares of Secure Netwerks, Inc. (Delaware) were issued on the basis of 1-for-1 for all of the outstanding shares of Secure Networks, Inc. (Utah) as part of the Company's reincorporation into the State of Delaware. All references to shares issued and outstanding in the financial statements have been retroactively restated to reflect the effects of this change in capital structure.

          On February 14, 2006, the Board of Directors approved the Company's amended and restated Articles of Incorporation (Amendment). The Amendment increases the authorized shares of common stock from 10,000,000 to 100,000,000 shares. The Amendment also provides for a new class of stock. The new class of stock is preferred stock with 10,000,000 shares authorized. The rights and preferences of the preferred stock have yet to be determined. Both common and preferred stock have a par value of $0.001.

                              SECURE NETWERKS, INC.
                        (formerly Secure Networks, Inc.)
                  Notes to the Financial Statements (Unaudited)
                             June 30, 2006 and 2005

NOTE 7 - FINANCIAL INSTRUMENTS

          Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

          The carrying amount of cash equivalents, accounts receivable, accounts payable and notes payable approximate fair value due to their short-term nature.

NOTE 8 - GOING CONCERN

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has a working capital deficit and has sustained net losses from inception which have resulted in an accumulated deficit at June 30, 2006 of approximately $133,000 and has experienced periodic cash flow difficulties, all of which raise substantial doubt regarding the Company's ability to continue as a going concern.

          To date the Company has funded its operations through a combination of short term loans. The Company anticipates another net loss for the year ended December 31, 2006 and with the expected cash requirements for the coming year, there is substantial doubt as to the Company's ability to continue operations.

          The Company believes these conditions have resulted from the inherent risks associated with small startup technology-oriented companies. Such risks include, but are not limited to, the ability to (i) generate revenues and sales of its products and services at levels sufficient to cover its costs and provide a return for investors, (ii) attract additional capital in order to finance growth, (iii) further develop and successfully market commercial products and services, and
          (iv) successfully compete with other comparable companies having financial, production and marketing resources significantly greater than those of the Company.

          The Company is attempting to improve these conditions by way of financial assistance through issuances of additional equity and by generating revenues through sales of products and services.

                                    PART III


ITEM 1. INDEX TO EXHIBITS

Exhibit
Number                                                      Title of Document
------                                                      -----------------

3.1                   Certificate of Incorporation of Secure Netwerks, Inc., a Delaware corporation.

3.2                   Bylaws of Secure Netwerks, Inc., a Delaware corporation.

10.1                  Sublease Agreement between the Registrant and Acadia Properties, LLC

10.2                  Form Purchase Contract

10.3                  Promissory Note Issued to Chene Gardner

10.4                  Promissory Note Issued to Travis Pera

10.5                  Promissory Note Issued to John Thomas

10.6                  Promissory Note Issued to Kenneth Denos

10.7                  Equipment Lease between Secure Netwerks and Velocity Capital LLC

23.1                  Consent of Bouwhuis, Morrill & Company, LLC.

99.1                  Certification by Chief Executive Officer and Chief
                      Financial Officer, Chene Gardner, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2                  Certification by Chief Executive Officer and Chief
                      Financial Officer, Chene Gardner, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              SECURE NETWERKS, INC.


Date:    September 14, 2006                   By: /s/ Chene Gardner
         ------------------                   ----------------------
                                              Chene Gardner
                                              Chief Executive Officer